Suppl



14008248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 487

U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

Filed pursuant to Rule 3 of Regulation IA

Dated: October 14, 2014

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019, Series No. 487 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated October 14, 2014 (the "Terms Agreement") and the Pricing Supplement dated October 14, 2014 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 100.00%	Nil.	100.00%
Total: U.S.$.5,000,000.00		U.S.$5,000,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See Item 1 "Use of Proceeds" under "General Information / Additional Information regarding the Notes" in the attached Pricing Supplement.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 13, 2014
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.



Exhibit A

March 13, 2014

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/13, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 487

U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

Issue Price: 100.00 percent

J.P. Morgan

The date of this Pricing Supplement is October 14, 2014.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 487
U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

DC_LAN01:299176.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	487
2.	Aggregate Principal Amount:	U.S.$5,000,000
3.	Issue Price:	U.S.$5,000,000 which is 100.00 percent of the Aggregate Principal Amount
4.	Issue Date:	October 17, 2014
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 8 of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 487
U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

9. Specified Interest Payment Currency
    (Conditions 1(d) and 7(h)):   U.S.$

10. Maturity Date
    (Condition 6(a); Fixed Interest Rate):   October 17, 2019

11. Interest Basis
    (Condition 5):   Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
    (Condition 5(III)):   Issue Date (October 17, 2014)

13. Fixed Interest Rate (Condition 5(I)):

    (a) Interest Rate: From and including the Issue Date to but
                                               excluding October 17, 2016: 1.50 percent
                                               per annum

                                               From and including October 17, 2016 to but
                                               excluding October 17, 2017: 1.75 percent
                                               per annum

                                               From and including October 17, 2017 to but
                                               excluding October 17, 2018: 2.00 percent
                                               per annum

                                               From and including October 17, 2018 to but
                                               excluding the Maturity Date: 3.00 percent
                                               per annum.

    (b) Fixed Rate Interest Payment   Semi-annually in arrear on April 17 and
        Date(s):   October 17 in each year, commencing on
                                               April 17, 2015 and ending on the Maturity
                                               Date.

                                               Each Interest Payment Date is subject to the
                                               Following Business Day Convention with
                                               no adjustment to the amount of interest
                                               otherwise calculated.

    (c) Fixed Rate Day Count   30/360
        Fraction(s):
14. Relevant Financial Center: New York and London

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 487
U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

DC_LAN01:299176.2

| 15. | Relevant Business Days: | New York and London |

16. Issuer's Optional Redemption
(Condition 6(e)):   Yes, in whole but not in part

    (a) Notice Period: No less than five (5) Relevant Business
                                         Days prior to the Optional Redemption Date

    (b) Amount: 100.00 percent per Authorized
                                         Denomination

    (c) Date(s):   Annually on October 17 in each year,
                                         commencing on October 17, 2016 to and
                                         including October 17, 2018

    (d) Early Redemption Amount
          Bank: 100.00 percent of the Aggregate Principal
                                         Amount

17. Redemption at the Option of the
Noteholders (Condition 6(f)):   No

18. Governing Law: New York

19. Selling Restrictions: Under the provisions of Section 11(a) of the
                                         Inter-American Development Bank Act, the
    (a) United States: Notes are exempted securities within the
                                         meaning of Section 3(a)(2) of the U.S.
                                         Securities Act of 1933, as amended, and
                                         Section 3(a)(12) of the U.S. Securities
                                         Exchange Act of 1934, as amended.

    (b) United Kingdom: The Dealer represents and agrees that it has
                                         complied and will comply with all
                                         applicable provisions of the Financial
                                         Services and Markets Act 2000 with respect
                                         to anything done by it in relation to such
                                         Notes in, from or otherwise involving the
                                         United Kingdom.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 487
U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

DC_LAN01:299176.2

| | (c) General: | No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material. |

Other Relevant Terms

1.	Listing:	None
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Depository Trust Company (DTC); Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme
3.	Syndicated:	No
4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) ISIN:	US45818WAX48
	(b) CUSIP:	45818WAX4
7.	Identity of Dealer:	J.P. Morgan Securities plc
8.	Provisions for Registered Notes:	

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 487
U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

DC_LAN01:299176.2

(a) Individual Definitive Registered Notes Available on Issue Date:	No

(b) DTC Global Note(s):	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.

(c) Other Registered Global Notes:	No

General Information

Additional Information Regarding the Notes

1.   The language set out under the heading "Use of Proceeds" in the Prospectus shall be deleted in its entirety and replaced by the following:

"An amount equal to the net proceeds of the issue of the Notes (which proceeds may be converted into other currencies) shall be recorded by IADB in a separate sub-account supporting Eligible Projects. These proceeds will be invested in accordance with the IADB's conservative liquidity investment guidelines until used to support the IADB's financing of Eligible Projects. So long as the Notes are outstanding and the account has a positive balance, the Bank shall direct an amount equal to such net proceeds to its lending projects within the fields of Education, Youth, and Employment, subject to and in accordance with the IADB's policies.

Although Eligible Projects funded by the net proceeds shall be reported on the IADB website on an annual basis, funds shall be reduced from the account on a semi-annual basis by amounts matching the disbursements made during such semi-annual period in respect of Eligible Projects.

"Eligible Projects" means all projects funded, in whole or in part, by IADB that promote early childhood care and education, through formal primary and secondary education, or facilitate labor market placement by improving the transition from school to work through vocational training. Eligible Projects may include projects in Latin America and the Caribbean that target (a) early childhood development, effective teaching and learning among children and youth ("Education Projects"), (b) early childhood care and youth-at-

DC_LAN01:299176.2

risk programs ("Youth Projects") or (c) labor intermediation systems, job opportunities and workforce skills ("Employment Projects").

Examples of Education Projects include, without limitation:
- Early childhood development programs
- Primary education programs, which includes teacher training, bilingual education, literacy, math and science education and school infrastructure
- Secondary education programs, which includes programs directed to improving retention and graduation, developing teaching and learning methods and providing assistance to disadvantaged children
- Compensatory education programs
- Teacher education and effectiveness programs
- E-education programs

Examples of Youth Projects include, without limitation:
- Support for parents and caregivers to improve quality of child care
- Youth-At-Risk programs which support interventions, policy design, and/or impact evaluations to benefit at-risk youth

Examples of Employment Projects include, without limitation:
- School-to-Work transition programs
- Vocational and technical education programs
- Human resources and workforce development programs
- Labor intermediation systems
- Vocational and Workforce training programs, directed to improving social and labor acclimation for youth, unemployed adults and active workers

The above examples of Education Projects, Youth Projects and Employment Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by IADB during the term of the Notes."

2.   The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 487
U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

2. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

The Notes should not be treated as issued with original issue discount ("**OID**") despite the fact that the interest rate on the Notes is scheduled to step-up over the term of the Notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if the Bank calls the Notes immediately before the increase in the interest rate on October 17, 2016, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Notes are issued with OID and is not an indication of the Bank's intention to call or not to call the Notes at any time. If the Bank does not call the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price on October 17, 2016. This deemed issuance should not give rise to taxable gain or loss to holders. Subject to the following paragraph, the same analysis would apply to each subsequent increase in the interest rate and therefore the Notes should never be treated as issued with OID for U.S. federal income tax purposes.

If the Notes are not called on or before the interest payment date occurring on October 17, 2018, then, the Notes should be deemed reissued solely for OID purposes at such time. However, because the period between the interest payment date on October 17, 2018 and the final maturity date of the Notes is one year or less, the Notes, upon their deemed reissuance on October 17, 2018, should be treated as short-term debt securities

8

DC_LAN01:299176.2

for OID purposes (but not for purposes of determining the holding period of your Notes). This deemed issuance should not give rise to taxable gain or loss to holders. If the Notes are treated as short-term debt securities, then the primary consequence to a U.S. holder will generally be that it will be required to defer interest deductions with respect to any borrowings that are attributable to the Notes to the extent of any accrued interest on the Notes that the U.S. holder has not yet included in income.

Under this approach the coupon on a Note will generally be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder's normal method of accounting for tax purposes (regardless of whether the Bank calls the Notes).

Upon the disposition of a Note by sale, exchange or redemption (e.g., if the Bank exercises its right to call the Notes) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder's adjusted tax basis in the Note. A U.S. holder's adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the U.S. holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a Note is subject to significant limitations.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders should consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 487
U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

DC_LAN01:299176.2

case of individuals will be between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Alberto L. Suria
Title: Chief Financial Officer and General Manager
            a.i., Finance Department

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 487
U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019

DC_LAN01:299176.2

TERMS AGREEMENT NO. 487 UNDER
THE PROGRAM

October 14, 2014

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

     The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$5,000,000 Callable Step-Rate Notes due October 17, 2019 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on October 17, 2014 (the "Settlement Date"), at an aggregate purchase price of U.S.$5,000,000, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

     When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

     The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

     The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

     Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities,

financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price equal to the issue price of 100.00 percent of the aggregate principal amount (U.S.$5,000,000).

2. Payment for the Notes shall be made on the Settlement Date by J.P. Morgan Securities plc to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

    •   a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

    •   a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

> Inter-American Development Bank
> 1300 New York Avenue, N.W.
> Washington, D.C. 20577
> Attention: Finance Department
> Chief, Treasury Division
> Telephone: 202-623-1310
> Facsimile: 202-623-3388

FOR THE DEALER:

> J.P. Morgan Securities plc
> 25 Bank Street
> Canary Wharf
> London E14 5JP
> United Kingdom
> Attention: Euro Medium Term Note Desk
> Telephone: +44 207 134 1470
> Facsimile: +44 203 493 1413

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

    (i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

    (ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC

By:

Name: MONICA KILLION
Title: EXECUTIVE DIRECTOR

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:

Name: Alberto L. Suria
Title: Chief Financial Officer and General Manager a.i.,
Finance Department